

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

<u>Via E-mail</u>
Mr. Ken Chang
Chief Financial Officer
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District
Guangzhou, People's Republic of China

> **Re:** **China Mobile Games and Entertainment Group Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-35645**

Dear Mr. Chang:

　　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Patrick Gilmore

　　　　　　　　　　　　　　　　Patrick Gilmore
　　　　　　　　　　　　　　　　Accounting Branch Chief